                         OFFICE OF THRIFT SUPERVISION
                            WASHINGTON, D.C. 20552

                                -------------

                                 FORM 10-QSB
(MARK ONE)
[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934 For the quarterly period ended September  30, 1997

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

     For the transition period from _____________ to _____________

                             OTS Docket Number 1272

                           LEEDS FEDERAL SAVINGS BANK
                           --------------------------
             (Exact name of registrant at specified in its charger)

        UNITED STATES                                52-1865050
        -------------                                ----------

(State or other jurisdiction                     (IRS Employer
of incorporation or organization)                Identification Number)

               1101 MAIDEN CHOICE LANE, BALTIMORE, MARYLAND 21229
               --------------------------------------------------
                    (Address of principal executive offices)

Registrant's telephone number, including area code:  410-242-1234
                                                     ------------


      -----------------------------------------------------------------
Former name, former address and former fiscal year, if changed since last report

         Indicated by a check whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes   X     No
    ------     ----



                     APPLICABLE ONLY TO CORPORATE ISSUERS:

         Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date: There were 5,182,104 shares of the Registrant's common stock outstanding as of September 30, 1997 which reflects 3-for-2 common stock split declared October 22, 1997.

                           LEEDS FEDERAL SAVINGS BANK

                                     INDEX


                                                                                                               PAGE
PART I.  FINANCIAL INFORMATION

         Item 1.  Financial Statements

                 Consolidated Statements of Financial Condition as of September 30, 1997
                          (unaudited), and June 30, 1997                                                       1

                 Consolidated Statements of Income (unaudited) for the three months
                           ended September 30, 1997 and 1996                                                   2

                 Consolidated Statements of Cash Flows (unaudited) for the three months
                          ended September 30, 1997 and 1996                                                    3

                 Notes to Consolidated Financial Statements (unaudited)                                        5


         Item 2.  Management's Discussion and Analysis of
                  Financial Condition and Results of Operations                                                6


PART II.  OTHER INFORMATION                                                                                    8

PART I. FINANCIAL INFORMATION
         ITEM 1. FINANCIAL STATEMENTS

                           LEEDS FEDERAL SAVINGS BANK
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                                            SEP 30,                JUNE 30,
                                                                                             1997                    1997
                                                                                             ----                    ----
                                                                                          (UNAUDITED)             (AUDITED)
    ASSETS
    ------

        Cash:
             On hand and due from banks                                                       $3,174,527               2,158,453
             Interest-bearing deposits                                                        11,280,265              11,172,475
        Short Term Investments                                                                 1,946,873               2,722,336
        Secured short-term loans to commercial banks                                           4,911,553               9,735,532
        Securities purchased under agreements to resell                                        6,633,375               5,517,903
        Investment securities, net (held to maturity)                                         41,744,288              43,614,562
        Investment securities, net (available for sale)                                        9,207,387               8,162,419
        Mortgage backed securities, net (held to maturity)                                    20,987,319              22,294,337
        Loans receivable, net                                                                178,686,439             174,877,796
        Investment in Federal Home Loan Bank of Atlanta stock, at cost                         2,377,200               2,377,200
        Property and equipment, net                                                              881,719                 863,823
        Cash surrender value of life insurance                                                 3,186,859               3,153,193
        Prepaid expenses and other assets                                                        367,812                 309,808
        Ground rents owned, at cost                                                               39,500                  39,500
                                                                                            -------------            ------------

                                                                                             285,425,116             286,999,337
                                                                                            -------------            ------------


    LIABILITIES AND STOCKHOLDERS' EQUITY
    ------------------------------------

        Savings accounts                                                                     233,708,206             232,590,009
        Borrowed Funds-Employee Stock Ownership Plan                                             624,000                 648,000
        Advance payments by borrowers for taxes, insurance and ground
             rents                                                                             1,098,321               4,804,060
        Federal and state income taxes:
               Currently Payable                                                                 518,910                 335,841
               Deferred                                                                        1,085,035               1,062,219
        Accrued expenses and other liabilities                                                   901,457                 817,871
                                                                                            -------------            ------------

             Total Liabilities                                                               237,935,929             240,258,000
                                                                                            -------------            ------------

        Stockholders' Equity:
             Common Stock $1 par value:
               20,000,000 shares authorized:
               issued and outstanding 5,182,104 shares *                                       5,182,104               5,182,104
             Additional paid in capital *                                                      8,985,690               8,948,112
             Employee stock ownership plan                                                      (564,690)               (591,300)
             Management recognition plan                                                         (43,080)                (60,141)
             Retained income, substantially restricted                                        32,484,742              31,854,434
             Unrealized gains on securities available for sale, net                            1,444,421               1,408,128
                                                                                            -------------          --------------

             Total Stockholders' Equity                                                       47,489,187              46,741,337
                                                                                            -------------            ------------

                                                                                            $285,425,116             286,999,337
                                                                                            -------------            ------------
    *reflects 3-for-2 common stock split declared October 22, 1997, described in Note 3.

See accompanying notes to consolidated financial statements

                           LEEDS FEDERAL SAVINGS BANK
                      Consolidated Statements of Income
                                  (UNAUDITED)



                                                                                             THREE MONTHS ENDED SEPTEMBER 30

                                                                                             1997                         1996
                                                                                             ----                         ----
      Interest Income:
         First mortgage and other loans                                                  $3,326,637                   $2,961,070
         Mortgage-backed securities                                                         397,178                      505,483
         Investment securities and short term investments                                 1,305,982                    1,326,317
                                                                                          ----------                   ----------

         Total interest income                                                            5,029,797                    4,792,870
                                                                                          ----------                   ----------

      Interest expense:
         Savings accounts                                                                 2,973,703                    2,885,781
         Other                                                                               14,735                       16,341
                                                                                             -------                     --------

         Total interest expense                                                           2,988,438                    2,902,122
                                                                                          ----------                   ----------

         Net interest income                                                              2,041,359                    1,890,748

      Provision for loan losses                                                               2,840                       21,141
                                                                                              ------                     --------

         Net interest income after provision for loan losses                              2,038,519                    1,869,607
                                                                                          ----------                   ----------

      Noninterest income:
         Service fees and charges                                                            37,726                       35,743
         Other                                                                               33,996                       33,812
                                                                                             -------                     --------
         Total noninterest income                                                            71,722                       69,555
                                                                                             -------                     --------

      Noninterest expense:
         Compensation and employee benefits                                                 431,121                      357,625
         Occupancy                                                                           49,565                       52,944
         SAIF deposit insurance premiums                                                     55,154                    1,526,221
         Advertising                                                                         56,124                       35,686
         Other                                                                              151,788                      152,601
                                                                                            --------                     --------
         Total noninterest expense                                                          743,752                    2,125,077
                                                                                            --------                   ----------

         Income (loss) before provision for benefit of income
           taxes                                                                          1,366,489                     (185,915)

      Provision for (benefit of) income taxes:                                              501,931                      (77,820)
                                                                                            --------                   ----------

         Net Income (Loss)                                                                 $864,558                    $(108,095)
                                                                                           ---------                  -----------

      Net income (loss) per share of common stock*
         Basic                                                                               $  .17                        $(.02)
         Fully-diluted                                                                       $  .17                        $(.02)

      * reflects 3-for-2 common stock split declared October 22, 1997, described in note 3




See accompanying notes to consolidated financial statements

                           LEEDS FEDERAL SAVINGS BANK
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                Three months ended September 30, 1997 and 1996
                                  (UNAUDITED)


                                                                                          1997                    1996
                                                                                          ----                    ----
    Cash flows from operating activities:
         Net Income (loss)                                                              $884,558                (108,095)
         Adjustments to reconcile net income to net cash provided by operating activities:
         Amortization of loan fees, premiums and discounts, net                          (11,660)                (24,639)
         Provision for loan losses                                                         2,840                  21,141
         Accretion of premiums(discounts) on investments securities and
           mortgage-backed securities, net                                                (3,274)                (10,372)
         Depreciation                                                                     35,784                  31,411
         Non-cash compensation under stock based benefit plans                            81,249                  68,146
         Increase in accrued interest receiveable on
           mortgage-backed securities and loans receiveable                              (59,231)                (90,883)
         Increase (decrease) in income taxes currently payable                           183,069                (120,335)
         Increase in accrued expenses and other liabilities                               83,586               1,442,100
         Increase in unearned loan fees                                                   25,731                  86,793
         (Decrease) increase in prepaid expenses and other assets                        (58,004)                 20,866
         Amortization of net unrealized holding loss                                        (-0-)                 (3,999)
                                                                                           -----              ----------

                Net cash provided by operating activities                              1,144,648               1,312,134
                                                                                      ----------              ----------




    Cash flows from investing activities:
         Purchase of investment securities held for maturity                          (1,784,506)             (1,100,000)
         Purchase of available for sale securities                                      (975,000)                     -0-
         Maturity of investment securities held for maturity                           3,668,293               2,233,327
         Loan repayments (disbursements), net                                         (3,789,205)             (6,463,668)
         Mortgage-backed securities principal repayments                               1,308,802               1,806,371
         Purchases of property and equipment                                             (53,680)                (25,232)
         Sale of ground rents owned                                                          -0-                   1,600
         Investment in life insurance                                                    (33,666)                (33,665)
                                                                                         --------                --------

                Net cash used in investment activities                                (1,658,962)             (3,581,267)
                                                                                      -----------             -----------

                          LEEDS FEDERAL SAVINGS BANK
                    CONSOLIDATED STATEMSNTS OF CASH FLOWS
                Three months ended September 30, 1997 and 1996
                                  (UNAUDITED)

                                                                                                 1997                    1996
                                                                                                 ----                    ----
    Cash flows from financing activities:
           Net increase in savings accounts                                                    1,118,197               3,434,102
           Decrease in advance payments by borrowers for taxes insurance
            and ground rents                                                                  (3,705,739)             (3,567,088)
           Proceeds from exercised options                                                           -0-                  83,545
           Dividends paid                                                                       (234,250)               (195,269)
           Repayment of Borrowed Funds                                                           (24,000)                (24,000)
                                                                                              -----------                --------

                Net cash used in financing activities                                         (2,845,792)               (268,710)
                                                                                              -----------              ----------

    Net decrease in cash and cash equivalents                                                 (3,306,106)             (2,537,843)

    Cash and cash equivalents at beginning of period                                          31,306,699              25,921,657
                                                                                             ------------             -----------

    Cash and cash equivalents at end of period                                               $27,946,593              23,383,814
                                                                                             ------------             -----------

    Non Cash Transactions - Increase in net unrealized gains on securities
    available for sale, net of income tax effect.                                                 36,293                 204,365
                                                                                                 -------                 -------



See accompanying notes to financial statements.

                           LEEDS FEDERAL SAVINGS BANK
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               September 30, 1997
                                  (Unaudited)

(1) Basis of Presentation

    The accompanying consolidated financial statements include all adjustments, consisting of normal recurring adjustments, which, in the opinion of management are necessary for a fair presentation of financial position and results of operations. The financial statements have been prepared using the accounting policies described in the June 30, 1997 Annual Financial Statements. The results of operations for the three months ended September 30, 1997, are not necessarily indicative of the results that may be expected for the entire year.

(2) Reclassification of Prior Year's Statements.

    Certain amounts in the 1996 financial statements have been reclassified to conform to the 1997 presentation.

(3) Net Income Per share of Common Stock

    On October 22, 1997, the Board of Directors authorized a three-for-two common stock split in the form of a stock dividend, distributable November 19, 1997, to stockholders of record on November 5, 1997. All per share amounts herein have adjusted for the comon stock split.

    Basic and fully diluted net income per share of common stock for the three months ended September 30, 1997, have been computed based on the weighted average number of shares of common stock and common stock equivalents outstanding of 5,181,227 and 5,190,943 shares respectively. In all such calculations, it is assumed that all dilutive stock options are exercised at the later of the beginning of the year or the date of the grant, and the proceeds used to purchase shares of common stock.

(4) Dividends on Common Stock

    On September 17, 1997, the Bank declared a quarterly cash dividend of $.19 per share. The dividends were payable to stockholders of record as of October 1, 1997 and were paid on October 22, 1997. Leeds Federal Bankshares, M.H.C. (the 1MHC) , which owns 2,200,000 shares of stock in the Bank, waived receipt of its quarterly dividend, thereby reducing the actual dividend payout to approximately $234,000. The dollar amount of dividends waived by the MHC is considered as a restriction on the retained earnings of the Bank. The amount of any dividend waived by the MHC shall be available for declarations a dividend solely to the MHC. At September 30, 1997, the cumulative amount of such waived dividends was $4,547,400.

                        LEEDS FEDERAL SAVINGS BANK

          ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                     CONDITION AND RESULTS OF OPERATIONS


Discussion of Financial Condition Changes from June 30, 1997 to September 30,
1997

         Cash on hand and due from banks, interest bearing deposits, other liquid investments and investment securities totaled approximately $81.3 million, a decrease of approximately $4.2 million, or 4.9%, from June 30, 1997 levels. The decrease in cash items resulted principally from allocating the funds to increases in loans receivable. Mortgage-backed securities totaled $21.0 million, a decrease of $1.3 million, due to repayments of principal. Loans receivable totaled $178.7 million, an increase of $3.8 million, or 2.2%, reflecting increased lending activity.

         Deposits increased approximately $1.1 million, to a total of $233.7 million at September 30, 1997. Such increase was primarily attributable to the general market interest rate trends. The Bank has offered savings rates that are competitive with other banks. However, it has not relied on brokered funds or negotiated jumbo certificates to maintain deposit levels.

         The Bank is subject to capital standards which generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. At September 30, 1997, the Bank had tangible capital of $46.0 million, or 16.3% of total adjusted assets, which was $41.8 million in excess of the requirement of minimum tangible capital of $4.2 million, or 1.5% of total adjusted assets; core capital of $46.0 million, or 16.3% of total adjusted assets, which was $37.5 million in excess of the requirement of minimum core capital of $8.5 million, or 3.0% of total adjusted assets; and risk-based capital of $46.6 million, or 35.3% of risk weighted assets, which was $36.0 million in excess of the requirement of a minimum risk-based capital of 8% of risk weighted assets.

Comparison of Operating Results for Three Month Periods Ended September 30, 1997 and 1996

General

         The Bank's net income for the three months ended September 30, 1997, totaled $865,000, an increase of $124,000, or 16.7% as compared to $741,000 for the three months ended September 30, 1996, before the one-time pretax assessment of $1.4 million to recapitalize the Savings Associations Insurance Fund (SAIF). Such increase was due principally to an increase in net interest income. After recognition of the SAIF assessment during the quarter ended September 30, 1997, the Bank incurred a loss for the quarter of $108,000.

Net Interest Income

         Interest income on loans increased by $366,000, or 12.2%, to $3.3 million for the three months ended September 30, 1997, compared to $3.0 million for the three months ended September 30, 1996, as a result of total average loans increasing $20.0 million to $176.0 million for the current quarter compared to $156.0 for the same quarter last year. The increase in average loans reflected increased loan demand. Yield on average loans remained relatively unchanged at 7.6%. Funds principally from an increase in average saving deposits and a decrease in mortgage-backed securities were used to fund the increase in average loans. Interest income on mortgage-backed securities decreased by $108,000 due principally to a decrease in average balance of mortgage-backed securities to $21.7 million from $28.1 million. Average yield on mortgage backed securities remained increased to 7.3%, from 7.2%. The decreases in average balance of mortgage securities was attributable to principal repayments.

         Interest income on investment securities, certificates of deposit, and short-term investments ("Investments") remained relatively unchanged at $1.3 million for the three months ended September 30, 1997, and 1996. Average yield of investments decreased to 6.3%, from 6.5%. The decrease in average yields was the result of a general market decrease in interest rates on short term investments.

         Total interest expense increased by approximately $86,000, during the quarter ended September 30, 1997 to $3.0 million from $2.9 million for the quarter ended September 30, 1996. This increase was the result of an increase in average balances outstanding to $233.9 million from $224.4 million offset by a decrease in the average rate paid on deposits to 5.1% from 5.2%. The increase in average balances was a result of general market conditions.

         As a result of the foregoing changes, interest income increased by a greater amount as compared to interest expense resulting in an increase in net interest income of $151,000, or 7.9%, to $2.0 million during the three months ended September 30, 1997, as compared to $1.9 million during the three months ended September 30, 1996.

Provision for Loan Losses

         The Bank provided $3,000 for loan losses for the three months ended September 30, 1997, and $21,000 during the three month period ended September 30,1996.

Noninterest Income

         Noninterest income increased by approximately $2,000 to $72,000 during the three months ended September 30, 1997, as compared to $70,000 during the three months ended September 30, 1996. The increase was primarily the result of increases in service fees and charges.

Noninterest Expense

         Noninterest expense for the three months ended September 30, 1997, increased by approximately $2,000, to $744,000 (before the one-time SAIF assessment) compared to the three months ended September 30, 1996. The SAIF assessment at September 30, 1996, pretax, totaled $1.4 million. After taxes, the net effect to the Bank was a decrease of income totaling approximately $849,000.

PART II.  OTHER INFORMATION

LEGAL PROCEEDINGS

The Bank is not involved in any litigation, or is it aware of any pending litigation, other than legal proceedings incidental to the Bank's business. In the opinion of management, no material loss is expected from any such pending claims or lawsuits.

CHANGES IN SECURITIES

Notes To Financial Statements are incorporated by reference concerning discussion of waiver of dividends by Leeds Federal Bankshares, M.H.C.

EXHIBITS AND REPORT ON FORM 8-K

No Form 8-K reports were filed during the quarter.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed by the undersigned thereunto duly authorized.



                                                   LEEDS FEDERAL SAVINGS BANK

Date:    November 12   , 1997              By:  /s/ GORDON E. CLARK
        ---------------                         ---------------------
                                                Gordon E. Clark
                                                President and Chief Executive Officer



Date:    November 12   , 1997              By:  /s/ KATHLEEN TRUMPLER
        ---------------                         ---------------------
                                                Kathleen Trumpler
                                                Treasurer and Chief Financial Officer